FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2012

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and consolidated financial statements and related information and data of Excel Maritime Carriers Ltd. (the "Company") as of and for the six month period ended June 30, 2012.

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No 333-168568, as amended) filed by the Company with the U.S. Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this document, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and majority owned subsidiary.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, performance of their obligations by counterparties to our charters, our ability to obtain any necessary financing or to comply with covenants therein, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at June 30, 2012 and December 31, 2011 and our results of operations comparing the six months ended June 30, 2012 with the six months ended June 30, 2011. You should read this section in conjunction with the unaudited interim consolidated financial statements including the related notes to those financial statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section of the Company's Annual Report on Form 20-F filed on March 30, 2012. With the exception of the risk factors discussed below, there have been no material changes from the "Risk Factors" previously disclosed in our Form 20-F for the year ended December 31, 2011.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

The charter market has deteriorated substantially over the last years, and future deterioration of the charter market would adversely affect our results of operations

In February 2012, the BDI dropped to a 26-year low, owing to a combination of weak vessel demand and further increases in supply.  This deterioration of the market has adversely affected our results of operations, and any further deterioration will have additional adverse effects and could have serious consequences to our financial condition and results of operations.  Although we reached an agreement (described in more detail below) with all the lenders under the Nordea credit facility on an amendment of the amortization schedule, the collateral value clause and certain of the financial covenants (effective as of January 1, 2012) of the facility for a period from March 30, 2012 through December 31, 2013, which improved our debt maturity profile and permitted us to respond to the weak charter conditions then prevailing in the market and the associated volatility in the vessels' market values, the market has not improved and the market outlook remains negative on short term. Any further deterioration of the charter market may bring charter rates to unsustainable levels below the Company's fixed costs and may lead the Company's board of directors to explore further options available to the Company, including the restructuring of existing debt and other obligations as well as existing contracts, the extension of payments, and every other available option..  Any such steps by the Company may cause the price of our common stock to further decline significantly.

Overview

We are a provider of worldwide seaborne transportation services for drybulk cargo, including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks." Our fleet is managed by one of our wholly-owned subsidiaries, Maryville Maritime Inc. Currently, we own a fleet of 40 vessels (including one vessel owned through a joint venture in which we hold a 71.4% interest) and, together with seven vessels under bareboat charters, operate a fleet of 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million dwt.

We deploy our vessels on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of September 6, 2012, 32 of the vessels in our fleet were employed under period time charters, while 15 operated in the spot market. We believe that our customers enter into period time and spot charters with us because of the quality of our vessels and our record of safe and efficient operations.

As of September 6, 2012, we have secured contract coverage for 100% and 84%, respectively, of the available days of our Capesize vessels and Kamsarmax/Panamax vessels for the year ending December 31, 2012. With respect to the entire fleet, 86% of the available days of 2012 have been fixed, 20% of which under contracts which offer an upside potential through profit sharing arrangements or index-linked structures and hedge against downside price risk through floor protection.

In the six month period ended June 30, 2012, we generated voyage revenues of approximately $127.2 million compared to $189.2 million in the corresponding period in 2011. In the six month period ended June 30, 2012, our revenues were negatively impacted by the weaker market environment, as daily charter rates and vessel values continued to be adversely affected by the increased tonnage that entered the market during 2011 and 2012.

In the six month period ended June 30, 2012, we had an operating loss of approximately $35.7 million compared to an operating income of $4.6 million in the corresponding period in 2011, primarily due to the shipping market weakening. In the same period, we generated $4.2 million of cash from operating activities compared to respective cash of $71.4 million in the six month period ended June 30, 2011.

In March 2012, we reached an agreement with all the lenders under the Nordea credit facility on the amendment, for a period from March 30, 2012 through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants (effective as of January 1, 2012) of the facility in order to improve our debt maturity profile and respond to the weak charter conditions prevailing in the market and the associated volatility in the vessels' market values. In accordance with such amendment, the loan repayment schedule was modified to allow for, at our option, the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016. Under the amendment, we are required to raise at least $30.0 million in new equity by December 31, 2012.  Following the amendment to the Nordea facility, we reached agreements with each of Credit Suisse, DVB and ABN to similarly amend a number of financial covenants under the respective credit facilities.

As of September 6, 2012, an amount of $48.6 million, representing the loan installments originally due on April 2, 2012 and July 2, 2012, was deferred to the balloon payment of the Nordea facility in April 2016.

In connection with the loan amendment and the equity offering we undertook thereunder, on March 29, 2012, we entered into an agreement (the "Back Stop Agreement") with certain entities affiliated with the family of the Chairman of our Board of Directors, under which such entities deposited $20.0 million as required under the loan amendment into an escrow account set up for that purpose and have committed to purchase capital stock of the Company up to the total amount deposited in the escrow account in the event that we do not raise the amount required through equity offerings. (For more information on the Loan Amendments and the Back Stop Agreement, please refer to "Item 5 – Operating and Financial Review and Prospects – Recent Developments" in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 30, 2012.)

In addition, on May 7, 2012, we entered into separate sales agreements with each of Deutsche Bank Securities Inc. and Knight Capital Americas, L.P., as sales agents, under which we may sell an aggregate of up to $35.0 million in gross proceeds of our Class A common stock par value $0.01 from time to time. The sales agents may sell the common stock in privately negotiated transactions or transactions deemed to be "at- the- market offerings" ("ATM Offering") (including sales made directly on the New York Stock Exchange (NYSE), on any other existing trading market for our Class A common stock or to or through a market maker). We will pay the sales agents a commission equal to 2.5% of the gross proceeds of the sales price of all Class A common stock sold through them as sales agents. As of August 24, 2012, we sold 5,831,139 Class A common stock par value $0.01 through the ATM Offering discussed above, resulting in net proceeds of $4.0 million, after deducting issuance costs of $0.3 million, including sales agents' commissions of 2.5% and other issuance expenses of $0.2 million.

On June 21, 2012, the Company received notice from the NYSE that it is no longer in compliance with the NYSE's continued listing standards because the average closing price of the Company's common stock was less than $1.00 per share over a consecutive 30 trading-day period. On July 16, 2012, the Company informed the NYSE that intends to cure this deficiency in accordance with the NYSE rules.

In order to ensure that the Company can continue to rely on certain provisions of Greek law relating to its tax exempt status and its treatment as a corporation under Greek law, we have recently separated our ship-owning business from our chartering business and, in connection with such separation, implemented an internal reorganization that resulted in changes to our corporate structure. As a result of the reorganization, Bird Acquisition Corp., which is currently conducting our chartering business through its ownership interest in the chartering subsidiaries, together with such chartering subsidiaries, have been released from their obligations under our existing credit facilities.

On August 28, 2012, Mr. Hans Mende resigned from his position as director of the Company effective as of that date.

Operating Results

The following table sets forth our selected historical consolidated financial data and other operating information at the dates and for the periods shown.

Selected Historical Financial Data and Other Operating Information
	Six months ended June 30,
	2011	2012
STATEMENT OF OPERATIONS DATA:
(In thousands of U.S. Dollars, except for share and per share data)
Voyage revenues	$189,240	$127,219
Time charter amortization	1,681	1,924
Revenues from managing related party vessels	17	-
Voyage expenses	(21,557)	(16,196)
Charter hire expense	(16,281)	(16,371)
Charter hire amortization	(19,808)	-
Commissions – related parties	(2,092)	(1,423)
Vessel operating expenses	(42,875)	(40,150)
Depreciation	(63,666)	(63,695)
Dry docking and special survey costs	(4,277)	(12,333)
General and administrative expenses	(17,063)	(14,707)
Gain on sale of vessel	1,274	-
Operating income /(loss)	4,593	(35,732)
Interest and finance costs, net	(14,776)	(30,390)
Losses on derivative financial instruments	(5,651)	(3,563)
Foreign exchange gains /(losses)	(344)	166
Other, net	221	448
US source income taxes	(504)	(313)
Net loss	(16,461)	(69,384)
Income earned by non-controlling interest	(560)	(629)
Net loss attributable to Excel	$(17,021)	$(70,013)

Selected Historical Financial Data and Other Operating Information

	Six months ended June 30,
	2011	2012

Losses per common share, basic	$(0.20)	$(0.79)
Weighted average number of shares, basic	83,730,845	88,723,937
Losses per common share, diluted	$(0.20)	$(0.79)
Weighted average number of shares, diluted	83,730,845	88,723,937

	December 31, 2011	June 30, 2012
BALANCE SHEET DATA, at end of period:
(In thousands of U.S. Dollars)
Cash and cash equivalents	$53,749	$27,235
Current assets, including cash	82,845	54,356
Fixed assets, net	2,580,226	2,516,592
Total assets	2,721,929	2,630,455
Current liabilities, including current portion of long-term debt	167,500	122,240
Total long-term debt, excluding current portion	952,716	974,848
Total stockholders' equity	1,560,564	1,500,800

	Six months ended June 30,
	2011	2012
OTHER FINANCIAL DATA:
(In thousands of U.S. Dollars, except fleet data and average daily results)
Net cash provided by operating activities	$71,373	$4,197
Net cash used in investing activities	(8,627)	(61)
Net cash used in financing activities	(68,937)	(30,650)

ADJUSTED EBITDA (1)	$92,036	$39,941

FLEET DATA:
Average number of vessels (2)	48.2	47.0
Available days for fleet (3)	8,589	8,151
Calendar days for fleet (4)	8,719	8,554
Fleet utilization (5)	98.5%	95.3%

AVERAGE DAILY RESULTS:
Time charter equivalent rate (6)	$19,279	$13,446
Vessel operating expenses(7)	4,917	4,694
General and administrative expenses (8)	1,996	1,700
Total vessel operating expenses (9)	6,913	6,394

(1) Adjusted EBITDA represents net loss attributable to us plus net interest and finance costs, depreciation and taxes, eliminating the effect of stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Drydocking and special survey costs are also included in the Adjusted EBITDA for comparability purposes, as a number of our peers use the deferral method of accounting for such costs. Management uses Adjusted EBITDA as a performance measure. We believe that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, (non-GAAP measure), and does not represent and should not be considered to be an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. Our calculation of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The table below provides a reconciliation of our Adjusted EBITDA to net loss:

	Six months ended June 30,
	2011	2012
	(In thousands of U.S. Dollars)
Net loss attributable to Excel	$(17,021)	$(70,013)
Interest and Finance costs, net(a)	25,406	40,406
Depreciation	63,666	63,695
Dry dock and special survey costs	4,277	12,333
Unrealized derivative financial instruments gains	(4,979)	(6,453)
Time charter revenue amortization, net of charter hire amortization expense	18,127	(1,924)
Stock based compensation	3,330	1,584
Gain on sale of vessel	(1,274)	-
U.S. source income taxes	504	313
Adjusted EBITDA	$92,036	$39,941

(a)
This amount includes loan interest incurred on our credit facilities (including the effects of the realized inflows/outflows of our interest rate derivative financial instruments), the amortization of financing fees associated with these facilities, the Back Stop Agreement expense, other finance expenses and interest earned on our deposits.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3) Available days are the total calendar days we possessed the vessels in our fleet during the relevant period after subtracting off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days we possessed the vessels in our fleet during the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(6) TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. The TCE rate is not a measure of financial performance under U.S. GAAP, (a non-GAAP measure), and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, period time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented:

	Six months ended June 30,
	2011	2012
	(In thousands of U.S. dollars, except for time charter equivalent rate and available days)
Voyage revenues	189,240	127,219
Voyage expenses and commissions to related parties	(23,649)	(17,619)
Time Charter Equivalent Revenues	$165,591	$109,600
Available days for fleet	8,589	8,151
Time Charter Equivalent Rate	$19,279	$13,446

(7)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expenses are calculated by dividing general and administrative expenses, including foreign exchange differences, by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

Principal factors impacting our results of operations and financial condition and key performance indicators

Our results of operations are affected by various factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The cyclical nature of the industry and its impact on charter rates and vessel values;

•	The cost of capital driven by the availability of global credit.

Because these factors are beyond our control and they have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical nature of the industry

The freight and hire rates that we are able to charge impact our profitability. The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The drybulk industry has often been characterized by periods of imbalances between supply and demand, causing charter hire rates to be volatile. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have significantly declined since 2008. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.  However, overall the rates for drybulk vessels have been in a significant down cycle since 2008, and the BDI reached a 26-year low in February 2012.  A significant deterioration of the market can bring charter rates to unsustainable levels below our fixed costs.

Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot charters, which generally last from several days to several weeks, and period time charters, which can last up to several years. Our gross revenues consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire and any profit share over a daily hire base rate, where applicable; or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried.

Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, period-to-period comparisons of gross revenues are not necessarily indicative of the fleet's performance. We believe that the time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Cost of capital

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. Much of this investment is funded through long-term financing. Our loans, with the exception of our $150.0 million 1.875% Unsecured Convertible Senior Notes due 2027, bear interest at rates that fluctuate with the financial markets. We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings.

In this respect, we use interest rate swaps in an effort to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. As of June 30, 2012, we had four interest rate swaps outstanding with a total notional amount of approximately $508.3 million.

Our overall borrowing cost is affected by changes in the general level of interest rates, particularly London Interbank Offered Rate, or LIBOR. The following table sets forth the sensitivity of our long-term debt including the effect of our interest rate swap agreements in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount
July 1, 2012 to June 30, 2013	4.1
July 1, 2013 to December 31, 2013	2.0
Year ending December 31, 2014	5.0
Year ending December 31, 2015	5.9
Year ending December 31, 2016	1.4
Year ending December 31, 2017	0.4

In addition to the above principal factors and key performance indicators, the following measures should be considered when analyzing trends in our results of operations:

•	Voyage expenses;

•	Vessel operating expenses;

•	Drydocking and special survey costs;

•	General and administrative expenses;

•	Time charter amortization-revenue and charter hire amortization-expense; and

•	Depreciation.

Voyage Expenses

Voyage expenses consist of all costs relating to a specific voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas, under time charters, the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

Vessel Operating Expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores, spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters. Our vessel operating expenses have historically been increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages, may also cause these expenses to increase.

Drydocking and Special Survey Costs

Drydocking and special survey costs relate to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels will undergo drydock and special survey every two and a half years and five years, respectively. These costs are expensed as incurred. The cost incurred per annum varies depending on the number of vessels that undergo drydocking and special surveys as well as the nature of services that are necessary for each survey.

General and Administrative Expenses

Our general and administrative expenses include onshore vessel administrative related expenses such as legal and professional expenses and payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors' fees, and directors and officers insurance.  General and administrative expenses include also the amortization of our stock-based compensation.

Time Charter Amortization-Revenue and Charter Hire Amortization-Expense

Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  Any difference is capped at the vessel's fair values on a charter-free basis. When the net present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets, so long recoverability tests support their carrying values, and liabilities are amortized as an expense or revenue, respectively over the remaining period of the time charters acquired.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value ($200 per light weight ton) is also taken into consideration. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet and will continue to grow, to the extent our fleet expands. Depreciation of office furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Other General Economic Factors

Effect of exchange rate fluctuations

We generate all of our revenue in U.S. Dollars. The majority of our operating expenses and management expenses are in U.S. Dollars and we have historically incurred a portion, ranging between approximately 20% and 25%, of our operating expenses in currencies other than the U.S. Dollar, the majority being denominated in Euro. This difference could lead to fluctuations in net income/loss due to changes in the value of the U.S. Dollar relative to other currencies.

Inflation risk on our expenses

Although inflation has had a moderate impact on our fleet's operating and voyage expenses, as well as, corporate overheads in recent years, management does not consider inflation to be a significant risk to our operating results in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Results of Operations

Six months ended June 30, 2012 compared to the six months ended June 30, 2011

Voyage revenues

Voyage revenues decreased by $62.0 million, or 32.8%, to $127.2 million in the six month period ended June 30, 2012, compared to $189.2 million for the six month period ended June 30, 2011.  The decrease reflects the weakened market conditions that prevailed during the six month period ended June 30, 2012 as compared to the respective period of 2011, which resulted in lower rates earned by our vessels operating in the spot market. In particular, the average BDI for the six month period ended June 30, 2012 was 943 compared to 1,372 for the six month period ended June 30, 2011. In addition, the decrease of our fleet available days from 8,589 in the six month period ended June 30, 2011 to 8,151 days in the respective period of 2012 also affected the decrease in voyage revenues. Time charter equivalent per ship per day for the six months ended June 30, 2012 amounted to $13,446 compared to time charter equivalent per ship per day of $19,279 for the six months ended June 30, 2011.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were recognized at fair value upon the acquisition of Quintana Maritime Ltd., amounted to $1.9 million in the six month period ended June 30, 2012 compared to $1.7 million for the six month period ended June 30, 2011.

Voyage expenses and commissions to related parties

Voyage expenses decreased by $5.4 million, or 25.0%, to $16.2 million for the six month period ended June 30, 2012, compared to $21.6 million for the six month period ended June 30, 2011.  The decrease was mainly driven by decreased commissions as a result of decreased voyage revenues and to a lesser extent by decreased fuel (bunkers) costs and port and other expenses related to the voyage charters operated during the six month period ended June 30, 2012 which were significantly fewer than the voyage charters operated during the respective period in 2011. In particular, during the six month periods ended June 30, 2012 and 2011, the Company's vessels operated for approximately 122 and 479 days, respectively, under voyage charters.

Third party commissions decreased by $3.0 million or 36.1% to $5.3 million in the six month period ended June 30, 2012, compared to $8.3 million for the six month period ended June 30, 2011 as discussed above. In line with the decrease in third party commissions, Commissions charged by related parties decreased by $0.7 million or 33.3%, to $1.4 million for the six month period ended June 30, 2012, compared to $2.1 million for the six month period ended June 30, 2011.

Charter hire expense

Charter hire expense, representing bareboat hire for the seven vessels we charter-in under bareboat charters, amounted to $16.4 million and $16.3 million for the six month periods ended June 30, 2012 and 2011, respectively.

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana Maritime Ltd, amounted to $19.8 million for the six month periods ended June 30, 2011. Following the full write-off of the related intangible assets in late 2011, there is no charter hire amortization affecting our results of operations for the six month period ended June 30, 2012.

Vessel operating expenses

Vessel operating expenses decreased by $2.7 million or 6.3% to $40.2 million for the six month period ended June 30, 2012 compared to $42.9 million for the six month period ended June 30, 2011. The decrease is mainly attributable to cost savings and the decrease in the number of vessels operated from an average of 48.2 vessels for the six month period ended June 30, 2011 to 47 vessels for the six month period ended June 30, 2012. In addition, the vessel sold (Marybelle) during the six months ended June 30, 2011 was one of our older vessels which usually incur more operating costs than our younger vessels. Daily vessel operating expenses per vessel decreased to $4,694 for the six months ended June 30, 2012, compared to $4,917 for the respective period in 2011.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment, remained at the same level of $63.7 million for the six month periods ended June 30, 2012 and 2011. Although during the six month period ended June 30 , 2012 the average number of vessels decreased as compared to the respective period in 2011, the depreciation expense of the vessel sold (Marybelle) accounted for only 0.3% of the depreciation expense for the six month period ended June 30, 2011.

Dry-docking and special survey costs

During the six month period ended June 30, 2012, we incurred dry-docking and special survey costs of approximately $12.3 million on 13 vessels of our fleet compared to $4.3 million on 8 vessels of our fleet in the six month period ended June 30, 2011. As discussed above, management anticipates that vessels will undergo drydock and special survey every two and a half years and five years, respectively. Therefore, period to period variations of such costs relate mainly to the number of vessels undergoing such surveys in accordance with the Company's fleet survey plan.

General and Administrative Expenses

General and administrative expenses decreased by $2.4 million, or 14.0%, to $14.7 million for the six month period ended June 30, 2012 compared to $17.1 million for the six month period ended June 30, 2011. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.  Stock-based compensation to employees for the six months ended June 30, 2012 was $1.6 million as compared to stock based compensation to employees of $3.3 million for the corresponding period in 2011 and is included in the above amounts. As at June 30, 2012, the total unrecognized cost related to these awards was $3.2 million which will be recognized through April 1, 2014. Excluding those amounts, general and administrative expenses decreased by $0.7 million or 5.1% to $13.1 million in the six months ended June 30, 2012 from $13.8 million for the respective period in 2011.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $15.6 million, or 105.4%, to $30.4 million in the six month period ended June 30, 2012 compared to $14.8 million for the respective period in 2011. The increase is primarily attributable to the increase in borrowing cost following the loan amendments of July 2011 and March 2012 and the resulting increase in the loan margins as well as to finance charges incurred in connection with the Back Stop Agreement. In particular, the average interest rate (including the margin) of the loans outstanding during the six month periods ended June 30, 2011 and 2012 was 1.8% and 3.2%, respectively, excluding our 1.875% Convertible Notes. In addition, interest and finance costs, net for the six month period ended June 30, 2012 includes an expense of $6.4 million relating to the valuation of the Back Stop Agreement.

Losses on derivative financial instruments

Losses on derivative financial instruments amounted to $3.6 million for the six month period ended June 30, 2012 compared to losses of $5.7 million in the six month period ended June 30, 2011.  Realized losses on derivative financial instruments for the six month period ended June 30, 2012 decreased by $0.6 million to $10.1 million compared to realized losses of $10.7 million in the six month period ended June 30, 2011. Unrealized gains for the six month period ended June 30, 2012 amounted to $6.5 million compared to unrealized gains of $5.0 million in the six month period ended June 30, 2011, and they are attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our unaudited interim consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. There have been no material changes from the "Critical Accounting Policies" previously disclosed in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2011, filed with the SEC on Form 20-F dated March 30, 2012. There are no recently issued accounting standards that we believe will have a material impact on our financial position, results of operations or cash flows.

Recent Developments

Deferral Notice: On June 20, 2012, we exercised our option to defer in full the loan installment of $24.3 million, originally due on July 2, 2012, to the balloon payment of our Nordea facility in April 2016.

Loan payments: Subsequent to June 30, 2012, we paid total regular loan installments amounting to $1.6 million.

Sale of shares: Subsequent to June 30, 2012, we sold 1,816,213 Class A common stock par value $0.01 through our ATM Offering, resulting in estimated net proceeds of $1.0 million, after deducting issuance costs of $0.04 million, including sales agents' commissions of 2.5% and other issuance expenses of $0.01 million.

Issuance of shares: In connection with the internal reorganization discussed under "Overview" above, we issued to Point Holdings Ltd. and Bird Acquisition Corp., our then intermediate holding companies, 1,501,000 and 2,471,400 shares of our Class A common stock, respectively.

Liquidity and Capital Resources

As of June 30, 2012, we had $92.1 million in cash and restricted cash, of which $27.2 million consisted of cash and cash equivalents, and $64.9 million was restricted cash. As of June 30, 2012, we had no additional borrowing capacity under our existing credit facilities. In addition, our existing loan agreements limit our ability to incur additional indebtedness.

Our primary liquidity needs are to fund financing expenses, debt repayment, vessel operating expenses and general and administrative expenses. We anticipate that our primary sources of funds will be the existing cash and cash equivalents, cash from operations, cash resources being conserved by deferring to the balloon payment at the end of the term of the Nordea facility in 2016 the repayment of one or more principal installments falling due in fiscal 2012 and 2013 and the proceeds from the equity financing we undertook to complete in connection with the Nordea facility amendment that we agreed with our lenders in March 2012.

As of June 30, 2012, we issued 4,014,926 Class A common stock par value $0.01 through our ATM Offering. The net proceeds, after deducting issuance costs of $0.3 million, including sales agents' commissions of 2.5% and other issuance expenses of $0.2 million, amounted to $3.1 million. As of June 30, 2012, an amount of up to $31.6 million of gross proceeds is still to be offered through December 31, 2012.

We expect that our sources of funds will be sufficient to fund the operations of our fleet, including our working capital, for a reasonable period of time. However, in the event of a prolonged weakness in rates or a significant further drop in rates, beyond current expectations, we may consider additional actions such as raising additional equity capital, selling assets or seeking modifications or waivers of our bank arrangements. In that respect, our management is in continuous contact with our lending banks.  In addition, our board of directors may explore further options available to the Company, including the restructuring of existing debt and other obligations as well as existing contracts, the extension of payments, and every other available option.

Cash Flows

Our cash and cash equivalents decreased to $27.2 million as of June 30, 2012 compared to $53.7 million as of December 31, 2011. The decrease was the result of the shortfall between the net cash of $4.2 million generated from operating activities and the net cash of $30.7 million used in financing activities.

Operating Activities

The net cash from operating activities decreased by $67.2 million to $4.2 million during the six months ended June 30, 2012, compared to net cash from operating activities of $71.4 million during the same period of 2011. This decrease in net cash from operating activities is primarily attributable to the general decrease in the rates prevailing in the shipping market.

Investing Activities

Net cash used in investing activities was $0.06 million during the six month period ended June 30, 2012. Net cash used in investing activities was $8.6 million during the six month period ended June 30, 2011 which is mainly a result of $18.3 million, representing our capital expenditures for the new-building vessel Mairaki, as offset by $9.9 million, representing proceeds received from the sale of vessel Marybelle. In addition, during the six month period ended June 30, 2011, an amount of $1.5 million had been advanced by the buyers of vessel Lady which was held in a joint escrow account until the vessel's delivery to her new owners that took place on August 9, 2011.

Financing Activities

Net cash used in financing activities was $30.7 million for the six months ended June 30, 2012 which was the result of loan repayments and expenses and the increase in restricted cash of $1.4 million, partly offset by proceeds of $3.1 million received from our ATM offering. Net cash used in financing activities was $68.9 million for the six months ended June 30, 2011 which was mainly the result of $75.4 million of loan repayments and increase in restricted cash of $9.6 million offset by loan drawdown of $16.1 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Please see "Principal factors impacting our results of operations and financial condition and key performance indicators".

Inflation Risk

Please see "Principal factors impacting our results of operations and financial condition and key performance indicators".

Interest Rate Risk

Please see "Principal factors impacting our results of operations and financial condition and key performance indicators".

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (mainly interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with reputable financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers' financial condition. We do not obtain rights to collateral to reduce our credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit our exposure by diversifying among counter parties considering their credit ratings.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2012:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the payment on July 6, 2012 and July 27, 2012 of scheduled loan principal installments totaling $1.6 million; (ii) the issuance of 1,816,213 shares of our Class A common stock par value $0.01 through our ATM Offering, resulting in net proceeds of $1.0 million after deducting issuance costs of $0.04 million, including sales agents' commissions of 2.5% and other accrued issuance expenses of $0.01 million and (iii) the issuance of 3,972,400 shares of our Class A common stock par value $0.01 in the shares exchange as part of our internal reorganization and the corresponding presentation under treasury stock;

•
on a further adjusted basis to give effect to the issuance and sale of the remaining $30.6 million of our Class A common stock pursuant to our ATM Offering at an assumed offering price of $0.43 per share, which was the last reported closing price of our common stock on September 6, 2012 resulting in net proceeds of $29.5 million after deducting estimated issuance costs of $1.1 million, including sales agents' commissions of 2.5% and expected other issuance expenses of $0.4 million.

There have been no significant changes to our capitalization since June 30, 2012, as so adjusted.

	As of June 30, 2012
	Actual	As adjusted	As further adjusted
	(in thousands of U.S .dollars)

Total Cash(1)	92,108	91,480	120,970

DEBT:
Current portion of long-term debt (secured and guaranteed)	56,510	54,923	54,923
Total long-term debt, net of current portion (secured and guaranteed)	846,572	846,572	846,572
1.875% convertible senior notes due 2027 (unsecured)	128,276	128,276	128,276
Total debt(2)	1,031,358	1,029,771	1,029,771

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 92,835,929 Class A shares and 230,746 Class B shares, issued and outstanding (actual); 98,624,542 Class A shares and 230,746 Class B shares, issued and outstanding ( as adjusted), and 169,830,854 Class A shares and 230,746 Class B shares, issued and outstanding (as further adjusted)(3)	930	988	1,700
Additional paid-in capital	1,080,797	1,081,738	1,110,516
Accumulated Other Comprehensive Loss	(3,206)	(3,206)	(3,206)
Retained Earnings	410,068	410,068	410,068
Treasury stock (3,972,400 Class A shares and 588 Class B shares)	-	(40)	(40)
Excel Maritime Carriers Ltd. Stockholders' equity	1,488,589	1,489,548	1,519,038

Non-controlling interests	12,211	12,211	12,211

Total stockholders' equity	1,500,800	1,501,759	1,531,249
Total capitalization	$2,532,158	2,531,530	2,561,020

(1)	Total cash includes cash and cash equivalents of $27.2 million and restricted cash of $64.9 million required under our borrowing arrangements.

(2)	Total debt does not include the fair value of the derivative liabilities which was $39.5 million at June 30, 2012.

(3)
The as adjusted and as further adjusted number of shares of Class A common stock reflect neither (a) the 2,700,000 shares of our Class A common stock issuable upon the exercise of respective warrants at a price of $0.01 per share under the Back Stop Agreement dated March 29, 2012 that we entered in connection with the recent amendment to our Nordea Credit Facility nor (b) shares issuable under the Back Stop Agreement upon occurrence of future events as set forth in the related agreement.

EXCEL MARITIME CARRIERS LTD.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2011 AND JUNE 30, 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	December 31, 2011	June 30, 2012 (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$53,749	$27,235
Restricted cash (Notes 4 and 5)	5,700	6,623
Accounts receivable trade, net	7,004	4,223
Accounts receivable, other	4,297	3,230
Inventories	8,851	7,642
Prepayments and advances	3,077	2,579
Derivative financial instruments (Note 5)	167	15
Other current assets (Note 3)	-	2,809
Total current assets	82,845	54,356

FIXED ASSETS:
Vessels, net of accumulated depreciation of $528,044 and $591,484	2,579,285	2,515,874
Office furniture and equipment, net of accumulated depreciation of $2,241 and $2,496	941	718
Total fixed assets, net	2,580,226	2,516,592

OTHER NON CURRENT ASSETS:
Other deferred non-current assets	1,108	1,257
Restricted cash (Note 4)	57,750	58,250
Total other non-current assets	58,858	59,507

Total assets	$2,721,929	$2,630,455

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 4)	$104,879	$56,510
Accounts payable	12,062	12,025
Due to related parties (Note 3)	486	680
Deferred revenue	13,924	8,493
Accrued liabilities	16,696	20,671
Derivative financial instruments (Note 5)	19,453	19,797
Other current liabilities (Note 3)	-	4,064
Total current liabilities	167,500	122,240
Long-term debt, net of current portion and net of unamortized deferred financing fees (Note 4)	952,716	974,848
Time charters acquired, net of accumulated amortization of $864,115 and $865,890 (Note 7)	14,633	12,858
Derivative financial instruments (Note 5)	26,516	19,709
Total non-current liabilities	993,865	1,007,415

Total liabilities	1,161,365	1,129,655

Commitments and contingencies (Note 11)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 88,909,430 Class A shares (including Class A shares held in treasury) and 230,746 Class B shares issued and outstanding at December 31, 2011 and 92,835,929 Class A shares and 230,746 Class B shares, issued and outstanding at June 30, 2012 (Note 8)	891	930
Additional paid-in capital (Notes 8 and 9)	1,071,263	1,080,797
Accumulated Other Comprehensive Loss (Note 5)	(3,064)	(3,206)
Retained Earnings	480,081	410,068
Treasury stock (78,650 Class A shares at December 31, 2011 and 588 Class B shares at December 31, 2011 and June 30, 2012)	(189)	-
Excel Maritime Carriers Ltd. Stockholders' equity	1,548,982	1,488,589

Non-controlling interest (Note 1)	11,582	12,211

Total stockholders' equity	1,560,564	1,500,800
Total liabilities and stockholders' equity	$2,721,929	$2,630,455

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2012
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2011	2012
REVENUES:
Voyage revenues (Note 1)	$189,240	$127,219
Time charter amortization	1,681	1,924
Revenue from managing related party vessels	17	-
Total revenues	190,938	129,143

EXPENSES:
Voyage expenses	21,557	16,196
Charter hire expense	16,281	16,371
Charter hire amortization	19,808	-
Commissions to related parties (Note 3)	2,092	1,423
Vessels operating expenses	42,875	40,150
Depreciation	63,666	63,695
Dry-docking and special survey costs	4,277	12,333
General and administrative expenses (Note 9)	17,063	14,707
	187,619	164,875

OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel	1,274	-

Operating income/ (loss)	4,593	(35,732)

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 3, 4 and 5)	(15,600)	(30,598)
Interest income	824	208
Losses on derivative financial instruments (Note 5)	(5,651)	(3,563)
Foreign exchange gains (losses)	(344)	166
Other, net	221	448
Total other expenses, net	(20,550)	(33,339)

Net loss before taxes and income earned by non-controlling interest	(15,957)	(69,071)

US Source Income taxes	(504)	(313)

Net loss before income earned by non-controlling interest	(16,461)	(69,384)
Income earned by non-controlling interest	(560)	(629)
Net loss attributed to Excel Maritime Carriers Ltd.	$(17,021)	$(70,013)

Losses per common share, basic (Note 10)	$(0.20)	$(0.79)
Weighted average number of shares, basic	83,730,845	88,723,937
Losses per common share, diluted (Note 10)	$(0.20)	$(0.79)
Weighted average number of shares, diluted	83,730,845	88,723,937

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2012
(Expressed in thousands of U.S. Dollars)

	2011	2012

Net loss	$(16,461)	$(69,384)

Other Comprehensive Loss:
Unrealized interest rate swap losses	(1,859)	(632)
Reclassification adjustments from interest rate swap losses transferred to Consolidated Statements of Operations	359	490
Other Comprehensive Loss	(1,500)	(142)

Comprehensive loss	$(17,961)	$(69,526)

Comprehensive income attributable to the non-controlling interest	(560)	(629)

Comprehensive loss attributed to Excel Maritime Carriers Ltd.	$(18,521)	$(70,155)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2012
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Retained Earnings	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders' Equity	Non-controlling interest	Total Stockholders' equity
BALANCE, December 31, 2010	85,127,525	$851	$1,061,134	$211	$691,674	$(189)	$1,753,681	$10,467	$1,764,148
- Net (loss)/ gain	-	-	-	-	(17,021)	-	(17,021)	560	(16,461)
- Stock-based compensation expense	607,477	6	3,324	-	-	-	3,330	-	3,330
- Unrealized interest rate swap losses	-	-	-	(1,500)	-	-	(1,500)	-	(1,500)
BALANCE, June 30, 2011	85,735,002	$857	$1,064,458	$(1,289)	$674,653	$(189)	$1,738,490	$11,027	$1,749,517

BALANCE, December 31, 2011	89,140,176	$891	$1,071,263	$(3,064)	$480,081	$(189)	$1,548,982	$11,582	$1,560,564
- Net (loss)/ gain	-	-	-	-	(70,013)	-	(70,013)	629	(69,384)
- Stock-based compensation expense, net of forfeiture	(9,777)	-	1,584	-	-	-	1,584	-	1,584
- Back Stop Agreement	-		5,103	-	-	-	5,103	-	5,103
-Issuance of common stock	4,014,926	40	3,035	-	-	-	3,075	-	3,075
-Cancellation of treasury stock	(78,650)	(1)	(188)	-	-	189	-	-	-
- Unrealized interest rate swap losses	-	-	-	(142)	-	-	(142)	-	(142)
BALANCE, June 30, 2012	93,066,675	$930	$1,080,797	$(3,206)	$410,068	$-	$1,488,589	$12,211	$1,500,800

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2012
(Expressed in thousands of U.S. Dollars)
	2011	2012
Cash Flows from Operating Activities:
Net loss	$(16,461)	$(69,384)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation	63,666	63,695
Amortization of convertible notes debt discount	3,575	3,922
Amortization and write-off of deferred financing fees	1,684	2,143
Back Stop Agreement	-	6,358
Time charter revenue amortization, net of charter hire amortization expense	18,127	(1,924)
Gain on sale of vessel	(1,274)	-
Stock-based compensation expense	3,330	1,584
Unrealized gains on derivative financial instruments	(4,979)	(6,453)
Changes in operating assets and liabilities:
Accounts receivable	(2,955)	3,848
Inventories	2,633	1,209
Prepayments and advances	2,196	498
Accounts payable	5,603	(37)
Due to related parties	(573)	194
Accrued liabilities	1,089	3,975
Deferred revenue	(4,288)	(5,431)
Net Cash provided by Operating Activities	$71,373	$4,197
Cash Flows from Investing Activities:
Advances for vessels under construction	(18,267)	-
Additions to vessels cost	(54)	(29)
Advance from vessel sale	1,500	-
Restricted cash-sale of vessel	(1,500)	-
Proceeds from sale of vessel	9,880	-
Office furniture and equipment	(186)	(32)
Net Cash used in Investing Activities	$(8,627)	$(61)
Cash Flows from Financing Activities:
Increase in restricted cash	(9,619)	(1,423)
Proceeds from long-term debt	16,100	-
Repayment of long-term debt	(75,409)	(29,542)
Issuance of common stock, net of related issuance costs	-	3,075
Payment of financing fees	(9)	(2,760)
Net Cash used in Financing Activities	$(68,937)	$(30,650)
Net decrease in cash and cash equivalents	(6,191)	(26,514)
Cash and cash equivalents at beginning of period	65,917	53,749
Cash and cash equivalents at end of the period	$59,726	$27,235
SUPPLEMENTAL CASH FLOW INFORMATION:
-Cash paid during the period for:
Interest payments	$10,422	$15,573
U.S. Source Income Taxes	514	389

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and majority owned subsidiary (collectively, the "Company" or "Excel") as listed below. Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Ship-owning companies with vessels in operation
1.	Hope Shipco LLC	Marshall Islands	Mairaki	Capesize	2011
2.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
3.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
4.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
5.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
6.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
7.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
8.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
9.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
10.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
11.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
12.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
13.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
14.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
15.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
16.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
17.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
18.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
19.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
20.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
21.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
22.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
23.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
24.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
25.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
26.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
27.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
28.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
29.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
30.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
31.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
32.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
33.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
34.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
35.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
36.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
37.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
38.	Ingram Limited	Liberia	Emerald	Handymax	1998
39.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
40.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985

(1)	Christine Shipco LLC is owned 71.4% by the Company.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Non-shipowning companies with vessels in operation (2)
41.	Fearless Shipco LLC	Marshall Islands	Fearless I	Panamax	1997
42.	Barbara Shipco LLC	Marshall Islands	Barbara	Panamax	1997
43.	Linda Leah Shipco LLC	Marshall Islands	Linda Leah	Panamax	1997
44.	King Coal Shipco LLC	Marshall Islands	King Coal	Panamax	1997
45.	Coal Age Shipco LLC	Marshall Islands	Coal Age	Panamax	1997
46.	Iron Man Shipco LLC	Marshall Islands	Iron Man	Panamax	1997
47.	Coal Glory Shipco LLC	Marshall Islands	Coal Glory	Panamax	1995

(2)	Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter expiring in July 2015.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
48.	Magalie Investments Corp.	Liberia
49.	Melba Management Ltd.	Liberia
50.	Naia Development Corp.	Liberia

The Company is also the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
51.	Maryville Maritime Inc. (1)	Liberia
52.	Point Holdings Ltd. (2)	Liberia
53.	Thurman International Ltd. (3)	Liberia
54.	Bird Acquisition Corp (4)	Marshall Islands
55.	Liegh Jane Navigation S.A. (5)	Liberia
56.	Snapper Marine Ltd. (6)	Liberia
57.	Centel Shipping Company Limited (7)	Cyprus

(1)	Maryville Maritime Inc. ("Maryville") is a management company that provides the technical management of Excel's vessels.

(2)	Point Holdings Ltd. is the parent company (100% owner) of fifteen Liberian ship-owning companies, one Liberian holding company and five Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird is the parent company (100% owner) of 24 Marshall Islands ship-owning companies and 7 Marshall Islands non ship-owning companies. Bird is also a joint-venture partner in one Marshall Island ship-owning company which is 71.4% owned by Bird.

(5)	Previously the owning company of Swift, a vessel sold in March 2009.

(6)	Previously the owning company of Marybelle, a vessel sold in February 2011.

(7)	Previously the owning company of Lady, a vessel sold in August 2011.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Excel Maritime Carriers Ltd., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2012.

The financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 31, 2011 and footnotes thereto included in Excel Maritime Carriers Ltd.'s Annual report on Form 20-F filed on March 30, 2012.

Concentration of credit risk

During the six months ended June 30, 2011 and 2012, the following charterers, individually, accounted for 10% or more of the Company's voyage revenues:

Charterer	2011	2012
A	10.2%	15.4%
B	-	14.8%
C	12.4%	11.6%

2.       Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, as filed on Form 20-F on March 30, 2012.

3.        Transactions with Related Parties:

Commercial Services

The Company has a brokering agreement with an entity affiliated with the Company's Chairman of the Board of Directors according to which the Company is being provided with brokerage services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under the agreement for the six month periods ended June 30, 2011 and 2012 amounted to $1,900 and $1,228, respectively and are included in Commissions to related parties in the accompanying consolidated unaudited statements of operations. Amounts due to such related party as at December 31, 2011 and June 30, 2012 were $365 and $588, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company's directors. Commissions charged under the agreement for the six month periods ended June 30, 2011 and 2012 amounted to $192 and $195, respectively and are included in Commissions to related parties in the accompanying consolidated unaudited statements of operations. Amounts due to such related party as at December 31, 2011 and June 30, 2012 were $121 and $92, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.        Transactions with Related Parties-continued

Back Stop Agreement

In connection with the loan amendment and the equity offering discussed in Note 4 below, on March 29, 2012, the Company entered into an agreement with certain entities affiliated with the family of the Chairman of the Board of Directors, under which such entities deposited $20.0 million, as required under the loan amendment, into an escrow account set up for that purpose and have committed to purchase capital stock of the Company up to the total amount deposited in the escrow account in the event that the Company does not raise the amount required through equity offerings. For more information on the Back Stop Agreement, please refer to "Item 5 - Operating and Financial Review and Prospects–Recent Developments–Back Stop Agreement" in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 30, 2012.

The Company has treated the warrants provided under Schedule 2 of the Back Stop Agreement as a facility /commitment fee, which is reflected under other current assets in the accompanying 2012 unaudited consolidated balance sheet and amortized over the term of the escrow as a finance cost recognized under interest and finance costs in the consolidated unaudited statement of operations. The fair value of the Schedule 2 warrants was determined by reference to the quoted market price of the Company's Class A common stock on March 29, 2012. As of the same date, the fair value of the financial instruments (contingently exercisable instruments upon occurrence of a specific event) issuable under Schedules 3 and 4 of the Back Stop Agreement was $5.3 million as determined through level 3 inputs, with reference to the current and expected price of the Company's Class A common stock weighted by an estimate of probabilities for the occurrence of the events triggering their exercisability. The fair value of these instruments is reflected as finance charge within interest and finance costs in the accompanying consolidated unaudited statements of operations, with a corresponding credit to liabilities. Such liability is re-measured at each balance sheet date throughout the escrow period with any gains/losses recognized in the consolidated statement of operations. As of June 30, 2012, the fair value of the Schedules 3 & 4 amounted to $4.1 million. The principal factors affecting the fair value estimates for these instruments are the number of the Company's Class A shares at the end of the escrow period, the net proceeds resulting from an equity offering and the quoted market price of the Company's Class A common stock.

4.        Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2011	June 30, 2012
Long-term loans, net of unamortized deferred financing fees of $9.1 million and $9.9 million, respectively	$933,472	$903,082
1.875% Convertible Senior Notes due 2027, net of unamortized deferred financing fees of $1.4 million and $1.2 million, respectively	124,123	128,276
	1,057,595	1,031,358
Less: Current portion of long-term debt, net of unamortized deferred financing fees of $2.7 million and $2.6 million, respectively	(104,879)	(56,510)
Long-term debt, net of current portion	$952,716	$974,848

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.       Long-Term Debt-continued

During the six month period ended June 30, 2012, the following events took place in relation to the Company's long-term debt:

Nordea loan amendment: In March 2012, the Company reached an agreement with all the lenders under the Nordea credit facility, for the amendment, for a period from March 30, 2012 through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which was as of January 1, 2012) in order to improve its debt maturity profile and respond to the weak charter conditions prevailing in the market and the associated volatility in the vessels' market values. In accordance with such amendment, the loan repayment schedule was modified to allow for, at Company's option, the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016.

Under the amendment, the Company is required to raise at least $30.0 million in new equity by December 31, 2012. In addition, the loan amendment and the exercise of the deferral option thereunder were conditional, among other things, upon the deposit from external sources of $20.0 million out of the $30.0 million that is required to be raised, into an escrow (special purpose blocked) account. In that respect, the Company reached an agreement with certain entities affiliated with the family of the Chairman of its Board of Directors to deposit such amount into the escrow account (Note 3). Such deposit took place on March 29, 2012. Under the amendment, the Company is required to raise the $30.0 million in new equity as follows: (i) at least $20.0 million will be raised through an equity offering by September 30, 2012, with any shortfall being covered through the use of the funds deposited into the escrow account; and (ii) the remaining $10.0 million will be raised by December 31, 2012, with any shortfall being covered through the use of any funds remaining in the escrow account.

Following the amendment, through December 31, 2013, the facility contains financial covenants requiring the Company to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 0.9:1:0; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, investments, cash dividends and share repurchases are allowed, as long as, among other things, the Company is in compliance with the original loan covenants and there are no deferred installments outstanding.

Under the amendment, the Company may defer to the balloon payment at the end of the facility's term in 2016 the repayment of one or more principal installments falling due after the date of execution of the amendment and prior to July 2, 2013 (inclusive), provided that: (i) at least $20.0 million out of the $30.0 million that the Company is required to raise has been raised through an equity offering or has been deposited into the escrow account discussed above and is held in such account until such amount is raised; (ii) after giving effect to the deferral of any principal repayment, each principal installment falling due after December 31, 2012 is at least $6.0 million; (iii) the aggregate amount of principal so deferred does not exceed $100.0 million; (iv) no event of default shall have occurred and be continuing; (v) the Company is in compliance with the financial covenants, as amended; and (vi) the applicable margin for any such deferred amount shall increase to 4%. Under the terms of the amended facility, the Company will have to apply any consolidated excess cash flow, calculated on a quarterly basis, towards repayment of any outstanding principal amount so deferred. The Nordea credit facility defines excess cash flow as an amount equal to reported EBITDA (as defined in the loan agreement) less dry docking and special survey cost, net interest expenses (including payments due under the Company's current swap agreements) and less payments of loan principals under the Company's current loan agreements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.       Long-Term Debt-continued

Following the amendment and until the expiry of the waiver period, the applicable margin increased to 2.75% and 2.5% thereafter through maturity, while the applicable margin for any deferred principal amount increased to 4.0% per annum.

In April 2012, the Company exercised its option to defer the full loan installment of $24.3 million, originally due on April 2, 2012, to the balloon payment of the facility in April 2016.

Credit Suisse loan amendment: Following the Nordea facility amendment, the Company reached an agreement with Credit Suisse to similarly amend its credit facility, requiring the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which are in principle and calculation substantially similar to the covenants described under the amended  Nordea credit facility.

In particular, the amended facility, through December 31, 2013, contains financial covenants requiring the Company to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 100% for the period from December 31, 2011 to December 31, 2012 and 90% thereafter until December 31, 2013; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility for the period from December 31, 2011 to December 31, 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, the period during which cash dividends and share repurchases are suspended will be extended until December 31, 2013 at the latest.

The applicable margin under the facility increased to 2.65% from April 1, 2012 until the loan maturity and the amount of $11.8 million pledged with Credit Suisse will remain pledged until December 31, 2013 and it may be released thereafter to the extent that the Company complies with the security clause which changes to 135% from January 1, 2014 until the loan maturity.

ABN and DVB loan amendments: Similarly to the financial covenants' amendments discussed above, the Company reached an agreement with each of DVB and ABN to amend their respective bilateral credit facilities.

Further to the covenants amendments in line with Nordea credit facility, the financial covenant under ABN credit facility requiring the Company to maintain a ratio of total net debt to EBITDA (as defined in the loan agreement) of not greater than 6.0:1.0 will be waived until December 31, 2013, while the aggregate fair market value of the vessel shall be at all times  no less than 90% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. During the waiver period the applicable margin will increase to 3.05%. The DVB credit facility was also amended in line with Nordea credit facility, with the exception of the value security clause which remained as per the initial agreement.

The Company considered the guidance under ASC 470-50 "Debt Modifications and Extinguishments" and concluded that the Credit Suisse facility amendment should be accounted for in the same manner as a debt extinguishment on the basis that the initial and amended loans were substantially different. Accordingly, the new loan was recorded at fair value and that amount together with the associated unamortized financing fees of the initial loan was used to determine the debt extinguishment loss.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.        Long-Term Debt-continued

As the Credit Suisse credit facility is a variable interest rate facility, the fair value of the amended loan was determined by reference to the recorded value of the initial loan and the loss realized on the loan extinguishment amounted to $0.2 million, representing the unamortized deferred financing fees of the initial loan on the loan effective date, and is included in interest and finance costs in the accompanying 2012 consolidated unaudited statement of operations.

The Company incurred $2.8 million of financing fees in relation to the loan amendments discussed above. Out of this amount, $2.6 million, relating to the Nordea loan amendment, are deferred and amortized over the term of the loan using the effective interest of the amended loan, while $0.2 million relating to Credit Suisse loan amendment were expensed as incurred in accordance with the loan extinguishment accounting.

Following the amendatory agreements described above, the Company was in compliance with all of the applicable financial covenants at June 30, 2012. The Company, taking all measures to manage its working capital requirement, believes that it will continue to be in compliance with its loan covenants at the next loan covenant measurement dates for a reasonable time. There can be no assurance however as to whether the vessel values and charter rates will further deteriorate, beyond current expectations, and to what extent, and accordingly if these measures will be sufficient for the Company to be in compliance with certain of its loan covenants in the future. Management is in continuous contact with the lending banks and believes that the Company will be in a position to cure any unlikely event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the loans, provided that the Company pays loan principal instalments and accumulated or accrued interest as they fall due under its debt agreements, as amended. Cash being generated from operations is expected to be sufficient for this purpose for a reasonable period of time.  Accordingly, in accordance with the provisions of ASC 470-10-45 "Classification of Debt that Includes Covenants" all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.

As of June 30, 2012 and taking into consideration the Company's right to defer all instalments up to December 31, 2012, the following repayments of principal are required over the next five years and through- out their term for the Company's debt facilities:

Principal Repayment
July 1, 2012 to June 30, 2013	59,086
July 1, 2013 to December 31, 2013	53,811
January 1, 2014 to December 31, 2014	257,622
January 1, 2015 to December 31, 2015	93,061
January 1, 2016 to December 31, 2016	561,629
January 1, 2017 thereafter	37,800
1,063,009
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(20,516)
Total	1,042,493

All of the Company's outstanding loan agreements contain cross default provisions.

Borrowings under the credit facilities bear interest at LIBOR plus a margin and the average interest rate (including the margin and the interest swap effect) at June 30, 2011 and 2012 was 4.0% and 3.2%, respectively. Interest expense for the six month periods ended June 30, 2011 and 2012, net of interest capitalized ($0.06 million and $0 million, respectively) amounted to $9.7 million and $16.2 million, respectively and is included in interest and finance costs in the accompanying consolidated unaudited statements of operations.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.        Derivative Financial Instruments:

A discussion of the Company's exposures and its hedging objectives can be found in Note 9 to the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, as filed on Form 20-F on March 30, 2012.

The following tables summarize information with respect to the fair values of derivatives reflected in the balance sheet and with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheets, as a component of accumulated other comprehensive income.

Fair value of Asset/Liability Derivative Financial Instruments
	December 31, 2011	June 30, 2012

Freight Option Contracts- not designated as hedging instrument	167	15
Derivative financial instruments- Current Assets	$167	$15

Interest rate swaps-not designated as hedging instrument	18,815	19,433
Interest rate swaps- designated as hedging instrument	638	364
Derivative financial instruments- Current Liabilities	$19,453	$19,797

Interest rate swaps-not designated as hedging instrument	23,919	17,850
Interest rate swaps- designated as hedging instrument	2,597	1,859
Derivative financial instruments- Non Current Liabilities	$26,516	$19,709

Loss of Derivatives Recognized in OCI (Effective Portion)
	Six months ended June 30,
	2011	2012
Designated as hedging instruments
Unrealized interest rate swap losses	$(1,859)	$(632)
Reclassification adjustments to loss included in the Statement of Operations	359	490
Other Comprehensive Loss	$(1,500)	$(142)

No portion of the cash flow hedge designated for hedge accounting was ineffective during the six-month period ended June 30, 2012 whereas an amount of $0.5 million was transferred in the period from accumulated Other Comprehensive loss into period losses. An amount of approximately $1.3 million is expected to be reclassified into earnings/(losses) during the following 12 month period.

As at March 31, 2012 and June 30, 2012, the Company was not in compliance with certain financial covenants under its Nomura Swap agreement which provided for financial covenants as contained in the fourth amendment of the Nordea credit facility. Under the interest rate swap agreement, financial covenants' non-compliance does not constitute an event of default but rather a termination event. In connection with such event, the Company was required on June 28, 2012 to provide a cash collateral of $1.1 million, which is included in restricted cash, current, in the accompanying 2012 consolidated balance sheet. So long such additional termination event is continuing, such collateral amount will be re-evaluated at each reporting date on the basis of the derivative instrument's fair value.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.        Derivative Financial Instruments-continued

In this respect, the fair value of the swap agreement amounting to $1.5 million as of June 30, 2012 was reflected under current liabilities and the cash flow hedging relationship was discontinued as at April 1, 2012. As such subsequent changes in the derivative fair value were charged to period losses. As of the cash flow discontinuance date, Management of the Company evaluated the likelihood of the forecasted transaction occurring within the originally specified time period and concluded that it was still probable that the forecasted transaction would occur. Therefore, the amount accumulated in other comprehensive loss was deferred and will affect earnings/(losses), as long as the forecasted transaction occurs and affects earnings/(losses) or it becomes probable of not occurring. During the period from April 1, 2012 to June 30, 2012, an amount of $0.2 million was reclassified to the consolidated unaudited statement of operations along with the occurrence of the forecasted transaction.

Credit-related provisions, termination triggering events and related collaterals on the Company's derivative financial instruments (mainly interest rate swaps) are discussed in  Note 9 to the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, as filed on Form 20-F on March 30, 2012. As of June 30, 2012, the aggregate fair value of derivative financial instruments in a liability position containing credit-related provisions was $39.5 million.

Losses on derivative financial instruments qualifying as economic hedges (rather than accounting hedges) and included in the accompanying consolidated unaudited statements of operations are analyzed as follows:

Loss of Derivatives Recognized in Statements of Operations

	Six- months ended June 30,
	2011	2012
Interest Rate Swaps loss	(7,010)	(3,411)
Freight Option Contracts gain (loss)	964	(152)
Foreign Currency Contracts gain	395	-
Losses on derivative financial instruments	$(5,651)	$(3,563)

6.       Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•
Cash and cash equivalents, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

•	Long-term debt and restricted cash: The fair values of long-term bank loans and restricted cash approximate the recorded values due to the variable interest rates payable and receivable respectively.

•
Convertible Senior Notes: Convertible Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at June 30, 2012 is approximately $69.0 million.

•
Derivative financial instruments: The fair values of the Company's derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company's or counterparty's creditworthiness, as appropriate.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Fair Value of Financial Instruments-continued

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The below table presents disclosures about the fair value of financial assets and financial liabilities recognized in the Company's consolidated balance sheets on a recurring basis:

	Fair Value Measurements at June 30, 2012 Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Derivative Financial Instruments (Freight Option Contracts)	$15	-	-
Other current assets (Back Stop Agreement) (Note 3)	2,809	-	-
Liabilities
Other current liabilities (Back Stop Agreement) (Note 3)	$-	-	4,064
Derivative Financial Instruments (current and non-current liability) (Interest Rate Swap Contracts)	-	39,506	-

Interest rate swaps are valued using a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date.

Total losses relating to the above liability for the six- month periods ended June 30, 2011 and 2012 amounted to $0 and $4,064, respectively and they are included in interest and finance costs in the accompanying consolidated unaudited statements of operations.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.       Time Charters Acquired:

The amortization schedule of the intangible liability as of June 30, 2012 and for the years to follow until they expire is as follows:

Period
July 1, 2012 to June 30, 2013	$3,559
July 1, 2013 to December 31, 2013	1,795
January 1, 2014 to December 31, 2014	3,559
January 1, 2015 to December 31, 2015	3,559
January 1, 2016 to December 31, 2016	386
Total	$12,858

8.       Common Stock and Additional Paid-In Capital:

On May 7, 2012, the Company filed a prospectus and a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $35.0 million in gross proceeds of its Class A common stock under an at-the market offering ("ATM Offering"). As of June 30, 2012, an amount of 4,014,926 shares of the Company's Class A common stock with par value $0.01 were issued. The net proceeds, after deducting issuance costs of $0.3 million, including sales agents' commissions of 2.5% and other issuance expenses of $0.2 million, amounted to $3.1 million. As of June 30, 2012, an amount of $31.6 million of gross proceeds is still to be offered through December 31, 2012.

In May 2012, 2,700,000 warrants, provided under Schedule 2 of the Back Stop Agreement discussed in Note 3 above, were issued.

9.        Stock Based Compensation:

On June 5, 2012, the Board of Directors approved the grant of a cash bonus of $2.0 million and 4,587,056 shares of the Company's Class A common stock and 65,000 shares of the Company's Class B common stock in the form of restricted stock, to certain of its executive officers and employees. The cash bonus was accrued and included in general and administrative expenses in the accompanying consolidated unaudited statements of operations for the six-month period ended June 30, 2012. The shares vest as follows: 212,351 Class A common shares and 65,000 Class B common shares on April 1, 2012, 1,316,667 Class A common shares on December 31, 2012, 212,351 Class A common shares on April 1, 2013, 1,316,667 Class A common shares on June 30, 2013, 1,316,666 Class A common shares on December 31, 2013 and 212,354 Class A common shares on April 1, 2014. The total cost of the stock awards granted is recognized as expense over the vesting period based on their fair value on the grant date. The fair value of the Class B common stock is determined by reference to the Class A share price.

10.     Losses per share:

All shares issued (including non-vested shares) have the right to receive dividends with the non-vested shares receiving forfeitable dividend until their vesting. For the purposes of calculating basic earnings/(losses) per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Basic earnings/(losses) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted earnings/(losses) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For the purposes of calculating basic earnings/ (losses) per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the period for non vested shares are deducted from (added to) the net income/ (loss) reported for purposes of calculating net income/ (loss) available to/ (assumed by) common stockholders for the computation of basic earnings/ (losses) per share.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.     Losses per share-continued

The Company had no dilutive securities during the six month periods ended June 30, 2011 and 2012 as the effect of the unvested shares of restricted stock (1,799,586 and 5,280,385 shares at June 30, 2011 and 2012, respectively), share issuable upon the exercise of the 2,700,000 warrants and any other potentially issuable shares as part of the Back Stop agreement would have an anti dilutive effect on the basis of the reported loss for the period.

The Company calculates the number of shares outstanding for the calculation of basic and diluted losses per share as follows:

	Six-months ended June 30,
	2011	2012
Net loss for Basic and Diluted losses per share
Net loss attributable to Excel Maritime Carriers Ltd. for the period	$(17,021)	$(70,013)

Weighted average number of shares, basic	83,730,845	88,723,937
Weighted average number of shares, diluted	83,730,845	88,723,937

Losses per common share, basic	$(0.20)	$(0.79)
Losses per common share, diluted	$(0.20)	$(0.79)

In relation to the Convertible Senior Notes due in fiscal year 2027, upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of its Class A common stock or a combination of cash and shares of its Class A common stock.  The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted losses per share presented above. Any shares to be issued upon conversion would have an anti-dilutive effect in the computation of Loss per share for the six month periods ended June 30, 2011 and 2012 respectively.

11.     Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.     Subsequent Events:

a)
Deferral Notice: In accordance with the Nordea loan amendment terms discussed in Note 4 above, the Company exercised its option to defer the full loan installment of $24.3 million, originally due on July 2, 2012 to the balloon payment of the facility in April 2016. The declaration of such deferral notice affected the classification of the long term debt in the accompanying balance sheet.

b)	Loan payments: Subsequent to June 30, 2012, the Company paid total regular loan installments amounting to $1.6 million.

c)
Sale of shares: Subsequent to June 30, 2012, the Company sold 1,816,213 shares of Class A common stock with par value $0.01 per share pursuant to the Company's ATM Offering discussed in Note 8 above. The net proceeds, after sales agents' commissions of 2.5% and other issuance expenses, amounted to approximately $1.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(Registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated September 7, 2012